

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 17, 2007

Mr. Alton D. Heckaman, Jr.
Executive Vice President and Chief Financial Officer
Swift Energy Company
16825 Northchase Drive, Suite 400
Houston, Texas 77060

       Re: **Swift Energy Company**
                  Form 10-K for Fiscal Year Ended December 31, 2006
                  Filed March 1, 2007
                  Forms 10-Q for Fiscal Quarters Ended March 31, 2007
                  and June 30, 2007
                  Filed May 4, 2007 and August 3, 2007
                  File No. 1-8754

Dear Mr. Heckaman:

       We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Supervision Fees, page 60

1.   We note that you account for supervision fees as a reduction to general and
        administrative expense to the extent of your estimate of costs incurred to operate
        the wells and apply the remainder as a reduction to lease operating costs. Tell us:

        •   whether or not these fees are determined under COPAS,
        •   whether the fees charged are in excess of costs incurred, and, if so
        •   how your policy is consistent with the guidance set forth in Rule 4-
            10(c)(6)(iii) and (iv) of Regulation S-X.

        Refer to Section II.F.7(b) of our *Frequently Requested Accounting and Financial
        Reporting Interpretations and Guidance*, which may be found at the following
        link, for additional guidance:
        http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P370_84829.

Controls and Procedures, page 90

2.   Provide the disclosure required under Regulation S-K Item 308(c) to disclose any
        change in internal control over financial reporting that occurred during your last
        fiscal quarter that has materially affected or is reasonably likely to materially
        affect your internal control over financial reporting.

Signatures, page 97

3.   Please tell us why your annual report on Form 10-K was not signed by your
        principal executive, financial and accounting officers and by at least a majority of
        the board of directors, as required by General Instruction D to Form 10-K.

Form 10-Q for the Fiscal Quarters Ended March 31, 2007 and June 30, 2007

Notes to Condensed Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Full Cost Ceiling Test, page 8

4.   You have disclosed that it is reasonably possible that non-cash write-downs of your oil and gas properties could occur. Provide an estimate of the range of this write-down or state the reasons why an estimate can not be made. Refer to paragraphs 13 and 14 of SOP 94-6 for additional guidance.

Exhibits, page 32

5.   Please include or incorporate by reference all the exhibits required for Form 10-Q as specified by the table in Regulation S-K Item 601(a) in your filing.

Engineering Comments

Business, page 4

Reserves Replacement Ratio and Reserves Replacement Cost, page 5

6.   We note that you omit future development costs from your reserves replacement cost calculation as presented in your Glossary of Abbreviations and Terms, page 28. Since you include proved undeveloped reserve figures in this measure, please explain why you do not also disclose a reserve replacement metric that includes, in addition, the estimated cost to develop these PUD reserves. With a view toward possible disclosure, address the reasons that the investing public is better served by your current disclosure. We may have further comment.

Oil and Natural Gas Reserves, page 10

7.   We note the reference to a third party engineering "audit" here and the engineer's opinion letter on page 187. Please amend your document to:

• Disclose the differences between a reserve audit and a financial audit.

• Address the procedures used by the third party engineer to arrive at the opinion that "we consider the Swift estimates of net reserves and net cash flows to be in reasonable agreement, in the aggregate, with those estimates that would result if we performed a completely independent evaluation effective December 31, 2006."

• Provide to us a listing of "appropriate engineering, geologic, and evaluation principles and methods that are consistent with practices generally accepted in the petroleum industry. " and cite a reference for it in your document.

- Discuss the procedures you follow to reconcile differences between your estimates and those performed by the third party engineer.

- Disclose the numerical difference between your estimates and those of your third party engineer.

- Discuss any material relationship between you and the third party engineer.

Oil and Natural Gas Reserves, page 11

8.   We note your statement, "We combine NGLs with oil for reserves reporting purposes." If this means that you apply crude oil prices to proved crude oil reserves and NGL prices to proved NGL reserves in the PV-10 and standardized measure calculations, please amend your document to so state. If you apply crude oil prices to the sum of NGLs and crude oil proved reserves volumes, please illustrate to us that this method does not result in significant differences to the calculations performed with specific prices for NGLs and for crude oil. Otherwise, please amend your document to calculate these metrics with NGL prices applied to proved NGL reserves.

9.   Please amend your future documents to disclose separately any proved NGL reserves you have claimed through gas plant ownership. Refer to SEC Industry Guide 2, paragraph 3B.

10.   The table - "Distribution of Swift Energy's Proved Reserves" - on your website appears to have more detailed disclosure than the proved reserve presentation here. Please expand your disclosure to include this table's information.

Proved Undeveloped Reserves, page 13

11.   It appears that proved undeveloped reserves booked prior to 2002 comprise about 10 percent of your total proved reserves. Please explain to us the reasons for the delay in monetization of these PUD volumes. We may have further comment.

Oil and Gas Acreage, page 14

12.   Please revise your presentation to disclose the minimum remaining terms of material leases and concessions. Refer to Paragraph 5 of SEC Industry Guide 2.

Sales volumes, Sales prices, and Production Cost Information, page 16

13.   Please expand your table here to display production, price and cost information
        for the U.S. and New Zealand separately. Refer to SEC Industry Guide 2,
        paragraph 3A.

14.   Please disclose your historical oil and gas price information so the reader is
        informed of the past effects of your hedging program.

Glossary of Abbreviations and Terms, page 28

15.   We note your explanation of the terms "Development Well", "Exploratory Well",
        "Proved Developed Oil and Gas Reserves", "Proved Oil and Gas Reserves" and
        "Proved Undeveloped Oil and Gas Reserves". Please amend your document to
        cite the individual references for these defined terms in Rule 4-10(a) of
        Regulation S-X.

Notes to Consolidated Financial Statements, page 57

Supplementary Reserve Information, page 86

16.   We note your proved reserve disclosure. Please tell us the estimated hydrocarbon
        volumes, if any, you have claimed as proved reserves:
        • In undrilled fault blocks;
        • Below the lowest known – penetrated and assessed - structural occurrence of
          hydrocarbons;
        • At locations that are not offsetting (adjacent to) productive wells.

        Please note that we generally do not consider such volumes to be proved.

17.   Please affirm to us you did not incorporate hedged oil and gas pricing in the
        estimation of your proved reserves and calculation of your standardized measure
        of discounted future net cash flows. If you cannot so affirm, explain to us the
        appropriateness of the use of hedged prices instead of year-end prices. You may
        refer to the discussion of this at our website (under II.F.9):

            http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P37_88035.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761 or Ryan Milne at (202)-551-3688 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

Brad Skinner
Senior Assistant
Chief Accountant